Exhibit 99.(h)(1)(x)

AMENDMENT

TO

THE TRANSFER AGENCY AND SERVICE AGREEMENT

BETWEEN

EACH OF THE (OAKMARK) ENTITIES LISTED ON APPENDIX A

AND

DST ASSET MANAGER SOLUTIONS, INC.

(f/k/a Boston Financial Data Services, Inc.)

THIS AMENDMENT (“Amendment”) is entered into on October 1, 2021 (the “Effective Date”) and amends the TRANSFER AGENCY AND SERVICE AGREEMENT dated as of October 1, 2005, as amended, by and between EACH OF THE OAKMARK ENTITIES LISTED ON APPENDIX A (each a “Portfolio” and collectively the “Fund”) and DST ASSET MANAGER SOLUTIONS, INC. (f/k/a Boston Financial Data Services, Inc.) (“DST” or “Transfer Agent”), (the “Agreement”).

NOW, THEREFORE, in consideration of the mutual promises, undertakings, covenants and conditions set forth herein, the Fund and DST agree to amend the Transfer Agency and Service Agreement as follows:

1.	Section 12.1(Term) is hereby deleted and replaced with the following:

The initial term of this Agreement (the “Initial Term”) has been extended by the parties to the close of business on September 30, 2026, unless terminated or modified pursuant to the provision of this Section 12.

2.	Section 12.2 (Early Termination), the following sentences are added after the last sentence of Section 12.2:

“If during the Initial Term, DST (i) experiences an unexcused failure to meet the service level standards as set forth in the attached Schedule 1.3 for six (6) or more consecutive months prior to October 1, 2023, or (ii) if the following enhancements for the Funds are not implemented by October 1, 2023 due solely to DST’s failure to implement the enhancements: Guided User Interface1; New telephony system2; Phone finder; Voice biometrics3; and Two-way secure message center4, the Fund may elect to reduce the Initial Term to, and terminate the Agreement effective September 30, 2024 by providing written notice to DST any time between October 1, 2023 and November 1, 2023 (the “Three-Year Election”). DST is not responsible for any failure to deliver such enhancements except due solely to the failure of DST or third parties for whom DST is responsible under the Agreement. For the avoidance of doubt, DST shall not be responsible, and the Funds shall not have any right of termination due to this Section 12.2 as a result of any failure of the parties to agree on additional fees for such enhancements or the Funds’ failure to perform its obligations regarding any such implementation.

1 Call Center enhanced caller identification process using a Guided User Experience to lead call center reps through security challenge questions. There is no additional fee for this process, however, an optional component will include integration with Lexis Nexis PhoneFinder to enhance caller identification with information about the phone being used to place the call. PhoneFinder integration will incur an additional per call fee and requires additional terms.

2 Upgraded Telephony System – DST is deploying a new cloud-based telephony system. There is no additional fee tied to the like-for-like deployment of this system, however DST does intend to offer add-on functionality for a fee based on new capabilities in the platform which will require agreement on fees and additional terms.

3 Voice Biometrics – DST is deploying an optional solution which will utilize a previously authenticated voice to identify and authorize an inbound caller. Voice Biometrics will incur an additional per call fee and requires separate agreement on fees and additional terms.

4 Two-Way Secure Message Center – DST is delivering an optional solution that will allow shareholders utilizing Digital Investor to communicate with DST’s BPO servicing team in a bidirectional, secure manner. This capability will incur an additional fee above and beyond Digital Investor fees and requires separate agreement on fees and additional terms. Will require a professional services statement of work that covers both digital and contact center updates required for implementation. Such statement of work will detail implementation fees.

3.	Schedule 1.3 (Service Level Agreement) is hereby superseded and deleted in its entirety and replaced with the attached Schedule 1.3 dated as of October 1, 2021.

4.	Schedule 3.1 (Fee Schedule) is hereby superseded and deleted in its entirety and replaced with the attached Schedule 3.1 dated effective as of October 1, 2021 through September 30, 2026.

5.	Effect on Agreement. As of the Effective Date, this Amendment shall be effective to amend the Agreement and to the extent of any conflict between the Agreement and this Amendment, this Amendment shall control.

6.	Execution in Counterparts/Facsimile Transmission. This Amendment may be executed in separate counterparts, each of which will be deemed to be an original and all of which, collectively, will be deemed to constitute one and the same Amendment. This Amendment may also be signed by exchanging facsimile or electronic (e.g., PDF) copies of this Amendment, duly executed.

7.	Agreement in Full Force and Effect. Except as specifically modified by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect, and the Agreement, as amended by this Amendment, and all of its terms, including, but not limited to any warranties and representations set forth therein, if any, are hereby ratified and confirmed by the Sponsor and DST as of the Effective Date.

8.	Capitalized Terms. All capitalized terms used but not defined in this Amendment will be deemed to be defined as set forth in the Agreement.

9.	Authorization. Each party hereby represents and warrants to the other that the person or entity signing this Amendment on behalf of such party is duly authorized to execute and deliver this Amendment and to legally bind the party on whose behalf this Amendment is signed to all of the terms, covenants and conditions contained in this Amendment.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized officers, to be effective as of the day and year first above written.

EACH OF THE OAKMARK ENTITIES LISTED ON APPENDIX A

By:	/s/ Rana J. Wright
Name:	Rana J. Wright
Title:	President

DST ASSET MANAGER SOLUTIONS, INC.

By:	/s/ Nick Wright
Name:	Nick Wright
Title:	Authorized Representative

SCHEDULE 1.3

SERVICE LEVELS

Dated: October 1, 2021

Overview

The standards below represent the levels and standards which the Transfer Agent is generally achieving in its day-to-day operations with respect to its services to the Fund and which the Fund may reasonably expect the Transfer Agent to continue to achieve. Notwithstanding anything in the Transfer Agency and Service Agreement or any schedule or exhibit thereto (the "Agreement") to the contrary, this does not mean, and, the Transfer Agent neither represents, warrants or covenants, nor does the Fund necessarily expect, that the Transfer Agent shall always meet, fulfill or comply with the benchmarks set forth below at all times. Rather, it is the expectation of the parties that, in the event of a failure to meet, fulfill or comply with the benchmarks set forth below, the parties shall coordinate and cooperate to correct the inadequacies as set forth immediately below in "Service Level Standard Resolution and Service Fee Credits."

Compliance Measurement

The Transfer Agent will utilize its own internal quality review process solely using the Fund's data (or, any mutually agreed upon third party quality review process as the Transfer Agent may from time to time utilize, such process, "QAT" or "Quality Review") to monitor the quality of services provided under the Agreement and the Transfer Agent's satisfaction of the standards and levels set forth herein.

The Fund may, at any time, elect to retain, at its own expense, National Quality Review ("NQR") (or, such other mutually agreed upon industry-recognized, external quality review process as the Fund may from time to time utilize). In the event the Fund retains NQR or another third party quality review process, the Transfer Agent will use all reasonable commercial efforts to assist and cooperate with NQR (or such other industry recognized external quality review process as the Fund may elect from time to time to utilize). In addition, the Transfer Agent will provide to the Funds detail from the Quality Review on a monthly basis. For purposes of this Schedule 1.3, a "reporting period" shall equal one month. The Transfer Agent and the Fund agree to review such Quality Review scores and implement process improvements going forward in the event that improvements are necessary.

Service Level Standard Resolution and Service Fee Credits

Notwithstanding the Transfer Agent's best efforts to achieve the levels and standards herein, the Fund acknowledges that such levels and standards may not be met at all times. In the event that there is a failure to meet a service level or standard, the Transfer Agent shall promptly notify the senior officer designated by the Fund. Thereafter, the parties shall meet to discuss the reason(s) that the Transfer Agent failed to meet such service level or standard with a view to the Transfer Agent restoring compliance with such level as quickly as reasonably possible under the circumstances to avoid a repeated failure by the Transfer Agent. As part of the resolution process, the parties may, as mutually agreed upon, amend the service level or standard listed below. The failure to meet the service level standards shall be subject to the Service Fee Credits noted and to the Termination Rights discussed below. Any Service Fee Credits shall be applied to the Fund's next invoice after such credit is incurred.

ACTIVITY		Service Fee Credits[1]
	STANDARDS&	Level 1	Level 2
	BENCHMARKS[2]	Credit	Credit
Telephone Timeliness Benchmarks

I. Average Speed of Answer	100% within 15 seconds	--	--

II. Service Levels	85% within 15 seconds	$2,500 if between 83.9%- 80%	$5,000 if below 80%

III. Correspondence Overall Timeliness Benchmark	95% within standard	$2,500 between 93.9%- 87%	$5,000 lower than 87%

(a) Financial Inquiries	95% within 3 days

(b) Non-Financial Inquiries	93% within 6 days

(c) IRA Transfer Request Notices	100% within 3 days

(d) IRA Transfer Reminder Notices	100% within 15, 30, and 45 days

IV. Correspondence - Overall Accuracy Benchmark	NQR Composite 90% without reclassification	Cost of NQR Services if SLA missed	Cost of NQR Services and if SLA missed for 3 consecutive months, $2,500 for each 3-month period of underperformance and a written remediation plan will be provided within 30 days

1 Aggregate Service Fee Credits under this Agreement shall be capped at $100,000/year.

2 All references to days are to business days defined for purposes of this schedule as a day on which the New York Stock Exchange (''NYSE") is open for business (a "Business Day''). The transaction turnaround targets apply to requests received in good order by the Transfer Agent before close of NYSE on a Business Day. For avoidance of doubt, the parties acknowledge and agree that requests that are not received in good order will still be promptly handled by the Transfer Agent.

V. Transaction Processing - Overall Timeliness Benchmark	98% within standard	$2,500 between 96.9%- 93.1%	$5,000 lower than 93%

(a) New Accounts	99% day of receipt

(b) Purchases	99% day of receipt

(c) Redemptions	99% day of receipt

(d) Exchanges	99% day of receipt

(e) Adjustments	98% day of receipt

(f) Transfers	98% within 2 days of receipt

(g) Maintenances	98% within 3 days of receipt

ACTIVITY		Service Fee Credits[3]
	STANDARDS&	Level 1	Level 2
	RENCHMARKS	Credit	Credit
VI. Transaction Processing Overall Accuracy Benchmark	96% based on 13- month Rolling Average	$2,500 between 94.9%- 93.1%	$5,000 lower than 93%

(a) Adjustments	95%
(b) Exchanges	98%
(c) Maintenances	95%
(d) New Accounts	93%
(e) Purchases	98%
(t) Redemptions	97%
(g) Transfers	97%
VII. Investor Services Accuracy	3-month Rolling Average 2.84% 6-month Rolling Average 2.84%	If standard is missed for 3 consecutive reporting periods, a written remediation plan will be provided within 30 days	After 3 consecutive months, $1,000 for each 3-month rolling period of underperformance and $2,500 for each 6-month rolling period of underperformance (including first 3, & 6 month periods)

3 Aggregate Service Fee Credits under this Agreement shall be capped at $100,000/year.

Systems Availability:

System/	Hours of Availability	System
Applications	Holidays with 7 calendar days advance notice	Availability

AS/400	Monday-Friday	6:00 AM to 11:00 PM (EST)	99.0%
Transfer Agent	Saturday	1:30 AM to 5:00 PM (EST)
AWD	Sunday	1:30 AM to 11:00 PM (EST)
Databases

TA2000	Monday-Friday	7:00 AM to 11:00 PM (EST)	99.0%
	Please refer to our response below for additional information

	Saturday-Sunday
	Generally available, other than for scheduled maintenance or events

AS400:

Server availability is defined as the monthly availability rate that the Transfer Agent (through its affiliate DST Systems, Inc., "DST") agrees to maintain for servers in the AWD Data Center in regard to server hardware, operating system, and AWD applications. The monthly availability rate does not include any third party applications, including any custom code.

TA2000 Availability:

TA2000 is generally available in some capacity on a 24 hours a day, 7 days a week basis. Below we have provided a description of general availability:

The CICS region (Customer Information Control System) where the Fund information is stored is fully functional between the hours of 7:00 AM EST to the agreed upon start of the nightly cycle, generally 10:00 PM EST on all days during which the New York Stock Exchange is open for business; however, in actuality the system is much more widely available than the service level agreement implies.

During the nightly cycle, certain files are sporadically unavailable for batch updates. When the shareowner master and history files are unavailable, alternate files are allocated to the on-lines to allow some limited lookup and transaction functionality.

Unless there is scheduled maintenance or other activity, such as a purge or conversion, CICS regions are fully available and functional on all non-business days. Scheduled DST maintenance occurs routinely, generally late on a Saturday night or early on a Sunday morning. Purge and conversion events occur over weekends, generally early Saturday morning through mid-afternoon. When these events occur, the system is usually unavailable. For most purge and conversion events, it is possible to implement the alternate file process.

All scheduled maintenance and other scheduled activities are reported via change control at least two weeks in advance of the event.

FanWeb and Voice Response Unit (VRU) Availability

Internet websites and VRU will be available 99.5% of the time on a 7 day/24 hour basis, excluding for regularly scheduled maintenance to the Website and VRU.

Additional Service Standards:

1)	The Transfer Agent will maintain a named designated back-up to the Fund's relationship manager who is reasonably knowledgeable regarding the Fund's daily activities, outstanding action items and projects
2)	The Transfer Agent will use commercially reasonable efforts to ensure a minimum of 35% of its phone representatives that are assigned to the Fund will have IRA Specialist training. When not in compliance, and upon being notified of such by the Fund, the Transfer Agent shall communicate and execute a plan for becoming compliant within 90 days.
3)	The Transfer Agent will use commercially reasonable efforts to ensure a minimum of 25% of its phone representatives that are assigned to the Fund will have Advanced Mutual Fund Industry Certification training. When not in compliance, and upon being notified of such by the Fund, the Transfer Agent shall communicate and execute a plan for becoming compliant within 90 days.
4)	The beneficiary information of the Fund's shareholders will be stored on TA2000.
5)	Notwithstanding anything to the contrary in the Agreement, the Transfer Agent shall not subcontract any work to a non-affiliate or to an overseas affiliate without the prior written consent the Fund, which consent shall not be unreasonably withheld.

Additional Information:

The Transfer Agent shall not be obligated to meet the foregoing levels and standards during such periods where the Transfer Agent's failure to meet such levels and standards arises out of, results from or is proximately caused by: (i) a failure, inadequacy in the performance of or unavailability of communication lines or communication facilities, (including the equipment or computer being used to access the communication lines) outside of the Transfer Agent's facilities; (ii) a Force Majeure event as set forth in Section 15.3 of the Agreement, (iii) an event which requires the Transfer Agent to process at its disaster recovery facility, (iv) a failure to perform properly or timely by a nonaffiliated third party whose performance is a prerequisite for the Transfer Agent's performance, (v) a failure, unavailability, disruption or circumstances arising out of or resulting from the Internet if any service hereunder involves or entails utilization of the Internet to transmit to or from outside the Transfer Agent's facilities, (vi) failures to perform caused by nonaffiliated third parties (including the Fund), whose actions are beyond the Transfer Agent's reasonable control and relate to the Transfer Agent's provision of services under the Agreement, or (vii) solely with respect to any timeliness standards, changes in telephone volume (which are not anticipated by the Fund and conveyed to the Transfer Agent) for any month in excess of 25% of (i) the Fund's average monthly volume for the previous thirteen (13) months, or (ii) the monthly volume for the same month in the immediately preceding year. The Transfer Agent shall have no responsibility or liability for the unavailability of a system or service where such unavailability was caused or contributed to by inadequacies of the Fund's equipment. The Transfer Agent's performance during periods affected by any one or more of the foregoing conditions shall not be measured and included in any Quality Review report provided by the Transfer Agent to the Fund; provided, however, that as soon as any of the foregoing circumstances is rectified or alleviated, the measurement of the Transfer Agent's performance under the foregoing levels and standards shall immediately recommence.

From time to time, business environment changes may necessitate updates to the levels and standards contained within this document. The Transfer Agent and the Fund agree to negotiate in good faith to reach agreement on such additional requirements to the extent necessary and appropriate.